Ceragon Networks Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-3645--5733 Fax: +972-3-645-5499

June 14, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3561
Attention: Mr. Larry Spirgel, Assistant Director

Re:	Ceragon Networks Ltd. ("Ceragon" or the "Company") Form 20-F for fiscal year ended 12/31/04 File No. 000-30862

Dear Mr. Spirgel:

Following our response dated August 10, 2005 to your comment letter dated July 12, 2005 and subsequent discussions about Comment 5, the SEC’s representatives have requested that Ceragon submit additional explanatory material regarding Comment 5. For your convenience, we have set out the text of the comment from your letter of July 12, 2005 in bold face, followed by our response.

Comment 5.

Note 10: Taxes on Income, page F-24

We note on page F-27 that you have $69.6 million of accumulated losses for Israel income tax purposes as of December 31, 2004. Please tell us in your response letter why you do not have a deferred tax asset recorded for these accumulated losses.

Response:

Ceragon follows the guidance of FASB Statement No. 109, Accounting for Income Taxes (Statement 109), in accounting for deferred taxes. According to paragraph 18 of Statement 109, deferred taxes are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset is expected to be realized.

As noted by the SEC staff, as of December 31, 2004, Ceragon has accumulated losses for Israeli income tax purposes of approximately $69.6 million, which is available for carryforward and offset against future taxable income for an indefinite period pursuant to the Israeli Income Tax Ordinance. In determining the appropriate accounting for this deferred tax asset, Ceragon considered the tax benefits provided by the Law for the Encouragement of Capital Investments, 1959 (the Investments Law) to which Ceragon is entitled as detailed below.

Summary of the Investments Law

The Investments Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an “Approved Enterprise”. Income derived from the Approved Enterprise is eligible either for (1) reductions in the ordinary tax rates applicable to the Approved Enterprise pursuant to Section 47 of the Investments Law, or (2) the Alternative Benefits Route, which provides certain tax exemptions and reduced tax rates pursuant to Section 51 of the Investments Law. The owner of the Approved Enterprise is eligible to elect one of the two routes of taxation.

It should be noted that Ceragon’s tax benefits pursuant to the Investments Law were not impacted by the April 1, 2005 amendment to the Investments Law because Ceragon’s Approved Enterprise status was granted in 1998, 2000 and 2003 pursuant to three separate applications and the April 2005 Investments Law amendments were not retroactive and did not affect Approved Enterprise programs granted prior to that date. Accordingly, references to the Investments Law in this response reflect the provisions of the Investments Law prior to the amendment.

Under the Alternative Benefits Route (Section 51 of the Investments Law), the Approved Enterprise is entitled to a tax exemption (i.e., an applicable corporate tax rate of 0%) through the end of second or sixth or tenth year after the Approved Enterprise first reports taxable income (the period of time depends on the location of the approved Enterprise zone and the percentage of foreign ownership). It should be noted that determination of when taxable income is reported is net of all applicable loss carryforwards. In addition, the Alternative Benefits Route provides a reduced corporate income tax rate of 10-25% for an additional period (which length varies based on the length of time the Approved Enterprise was already tax exempt and the percentage of foreign ownership) under Section 47 of the Investments Law after the tax exempt period under Section 51 of the Investments Law ends, provided the limitations under Section 45 of the Investments Law have not been reached.

Regarding the time limitation, the Approved Enterprise is entitled to the reduced tax rates under Section 47 provided that fourteen years have not yet lapsed from the year in which the approval was granted and twelve years have not yet lapsed from the year in which it is determined that the enterprise was activated or the manufacturing commenced. It should be emphasized that the aforementioned limitation applies only to the reduced tax rates provided under Section 47 and not to the tax exempt period provided under Section 51. Such tax exempt period is not subject to such limitations.

Ceragon elected the Alternative Benefits Route under Section 51. Since Ceragon is located in Tel Aviv, it is entitled to a tax exemption period ending two years after first reporting taxable income. Subsequently, Ceragon will be entitled to reduced tax rates for an additional period of 5-8 years (depending on the percentage of foreign ownership in the future taxaxble years), subject to the limitation described above. Finally, Ceragon is considered a Foreign Investors’ Company pursuant to Section 47 of the Investments Law. The percentage of foreign (non-Israeli) ownership of Ceragon in each future taxable year will determine the specific reduced tax rate (in the range of 10-25%).

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Accounting analysis

The FASB considered whether a deferred tax asset should ever be recognized for the expected reduction in taxes payable during a “tax holiday.” In this regard, the FASB considered tax holidays generally available to all enterprises, as well as unique tax holidays made available in certain circumstances (paragraphs 183-184 of Statement 109). Because of the practical problems associated with distinguishing “unique” tax holidays from “generally available” tax holidays, the FASB concluded to prohibit the recognition of a deferred tax asset for all “tax holidays.”

In reaching the accounting conclusions regarding the tax benefits attributable to the Israeli tax holiday, Ceragon considered the “with and without” approach embedded in the liability method as discussed in paragraphs 87 through 88 of Statement 109. That is, the tax rate applicable to Ceragon’s deductible and taxable temporary differences and accumulated NOLs is the corporate tax rate applicable to Ceragon absent the net operating loss carryforward. As outlined above, we believe that under Israeli tax laws, the applicable tax rate to all items of Ceragon’s income and loss is zero from October 1998 (date of approval of initial Approved Enterprise application) through the end of the second tax year after which Ceragon first reports taxable income (that is, taxable income after utilization of all net operating losses). In reaching this conclusion regarding the holiday period, Ceragon has considered the provision of the Israeli tax law that grants a two year tax exemption period subsequent to utilization of all net operating loss carryforward (i.e., when first reporting taxable income) and concluded that the effective holiday period includes the period in which the net operating losses will be utilized to fully offset taxable income. As such, all deferred tax assets and liabilities expected to reverse during the period the net operating losses are expected to be utilized and for the two tax years subsequent thereto, will reverse at a zero tax rate.

Although Ceragon is also entitled to the reduced corporate tax rates subsequent to the tax exemption period, Ceragon expects that either the 12 or 14 year time limitation of the Investments Law will cause such benefits to expire prior to utilization. As such, and based on our expectation that all existing deferred tax assets and liabilities will reverse during the tax holiday, Ceragon does not anticipate any deferred tax assets or liabilities to be measured at reduced tax rates of 10-25%.

Our expectation is that all existing temporary differences and NOLs, as of December 31, 2004 will reverse prior to the end of the second tax year after taxable income is first reported. Accordingly, Ceragon has measured all deferred tax assets and liabilities attributable to the Israeli income tax regime at the Section 51 tax holiday rate of 0% and, therefore, no deferred tax asset (and related valuation allowance based on Ceragon’s lack of objectively verifiable positive evidence to overcome the negative evidence attributable to the cumulative losses in recent years) is disclosed in Ceragon’s consolidated financial statements as of December 31, 2004 and through the date of this letter.

Sincerely,

/s/ Naftali Idan

Naftali Idan
Executive Vice President and Chief Financial Officer
Ceragon Networks Ltd.

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